April 13, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Arnie Geller
Chief Executive Officer
3340 Peachtree Road, NE, Suite 2250
Atlanta, Georgia 30326

Re:	Premier Exhibitions, Inc.
	Form SB-2 filed January 5, 2006
	Amendment No. 1 to Form SB-2 on Form S-1 filed April 7, 2006 Commission file #: 333-130873

Dear Mr. Geller:

We have reviewed your April 7, 2006 response letter and Amendment
No.
1 to Form SB-2 on Form S-1 and have the following comments. Please file an amended Form S-1 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Amendment No. 1 to Form SB-2 on Form S-1

Selected Financial Data, page 18

1. We note your disclosure that both basic and diluted income
(loss)
per share was (.04) for the year ended February 28, 2004, however that amount is not consistent with the amount presented on the statements of operations for 2004. Please revise this disclosure to make the amount consistent with the statement of operations.






Selected Quarterly Financial Information, page 19

2. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Management`s Discussion and Analysis, page 20

3. We note from your response to our previous comment 2 that you believed all disclosures identified in our comment have been added to
your filing.    However, it does not appear that your MD&A
includes
tabular disclosure of contractual obligations as required by Item
303(a)(5) of Regulation S-K.   We also refer you to FR-67 (Release
No. 33-8182) for additional guidance on the disclosures required for
contractual obligations.    As the table is aimed at increasing
transparency of cash flow, we believe registrants should include scheduled interest payment in the table on their long-term debt
obligations.   To the extent interest rates are variable and
unknown,
you may use judgment to determine whether or not to include
estimates
of future interest payments.   You can also determine the
appropriate
methodology to estimate the future interest payments, such as the
currently applicable interest rates.   A footnote to the table
should
provide appropriate disclosure to clarify the action taken.
Please
revise accordingly.

Consolidated Balance Sheets

4. We note from your response to our prior comment 7 that prepaid consulting and services accounts of $1,079,000 of the $1,405,000 prepaid expenses balance. Please revise your filing to state separately, in the balance sheet or in a note to the financial statements, the amount of prepaid consulting and services as it is greater than 5% of the total current assets. See Rule 5-02.8 of Regulation S-X.

Statements of Operations

5. We note from your response to our previous comment 8 that you reported the disposal of the SV Explorer as a discontinued operation in accordance with paragraph 43 of SFAS 144, however your presentation on the face of the statement of operations is not consistent with the accounting treatment of a discontinued operations as set forth in paragraph 43 of SFAS 144. Please explain to us why you believe that the SV Explorer was considered a "component of an entity" as that term is used in paragraph 41 of SFAS 144, versus a fixed asset and how it meets the requirements for discontinued operations treatment as set forth in paragraph 42. Also, as paragraph 43 sets forth, if the disposal can be considered a component of an entity that qualifies as discontinued operations, the results of the discontinued operations, less applicable income taxes
(benefit), shall be reported as a separate component of income after the provision for income taxes and before net income. The amounts should be clearly labeled as a separate section on the statement of operations as loss from discontinued operations. However, if the SV
Explorer does not meet the criteria to be considered a component of an entity, the loss on the sale of the asset should be included in operating income (loss) as required by paragraph 45 of SFAS No. 144.

Note 1. Description of Business and Summary of Significant
Accounting
Policies

6. We note from your response to our prior comment 5 that you revised
Note 1 to state that you adopted SFAS 123(R) in the fiscal year ended
February 28, 2005. However, your disclosure in Note 8 does not discuss the adoption of SFAS 123(R) and instead discusses and discloses that the Company continues to apply the accounting under APB No. 25 and provides the pro-forma disclosures required under the provisions of SFAS No. 123. Please tell us which accounting literature you are following for the year ended February 28, 2005. If you have adopted SFAS 123(R) during the fiscal year ended February
28, 2005 please tell us which transition method was used and revise your notes to the financial statements to include the disclosures required by paragraphs 64-65 and 84-85 of SFAS No. 123(R).

7. We note from your response to our prior comment 9 that in April 2004 you acquired exclusive rights to present a tour of polymer preserved human specimens and the initial payment of $250,000 and additional costs of $435,000 are recorded as a prepaid licensing cost. We also note that your revised Note 4 to the Notes to the Financial Statements presents Exhibition Licenses of $685,000 as of
February 28, 2005 and $452,500 as of February 29, 2004. Please explain to us the nature of the Exhibitions Licenses recorded as of
February 29, 2004 since your response appears to indicate that the entire $685,000 was incurred in fiscal 2005. Also, please explain to us where the Exhibition Licenses are recorded on the balance sheet as they do not appear to be a separate line item on the balance sheet and from your response to our prior comment 7, they do not appear to be part of the prepaid expenses amount. If this asset is included within "other assets" on your consolidated balance sheet, the description of the asset should be revised to state "Exhibition Licenses and Other Assets" with a cross-reference to Note 4.

8. We note from your response to our prior comment 10 that you included a description of the transaction whereby you became the holding company of RMS Titanic, Inc. in 2004 in both MD&A and
Note 1
to the financial statements.  However, it does not appear that
Note 1
to the financial statements has been revised to include this information. As previously requested, Please revise your filing to include a discussion of this transaction in Note 1 to the financial statements.


9. We note from your response to our prior comment 11 that you have revised Note 1 to add a disclosure on accounts receivable. Please revise this disclosure to include your policies for determining past due or delinquency status, and your policy for writing off uncollectible accounts. See paragraph 13a-c of SOP 01-6.

Note 2. Artifacts

10. We note from your response to our prior comment 6 that you have added disclosure in Note 2 addressing the salvor-in-possession rights asset of $879,000. However, we do not believe that your revised disclosure addresses our previous comment. Please explain to us how the $879,000 asset relates to the impairment charge of an amount equal to the costs of recovery for all expeditions after 1987, as it is unclear how the identification of an impairment charge would lead to the recording of an asset on the balance sheet. Also, explain to us how you have calculated or determined the value of $879,000 especially considering your disclosure in Note 2 that the salvor`s lien could not be quantified other than for a de minimus amount. Additionally, as previously requested, please tell us the circumstances that occurred in fiscal 2005 that resulted in a determination that it was appropriate to record the asset at that point in time. In your response, also tell us the offsetting account entry made when you recognized this asset in fiscal 2005.

Interim Financial Statements as of November 30, 2005
Consolidated Balance Sheet, page F-27

11. We note from your response to our prior comment 14 that you state
you provided a separate note to the financial statements
discussing
the accounting policies for Exhibition Licenses, however that disclosure does not appear to be in the notes to the interim financial statements as of November 30, 2005. As previously requested, in light of the materiality of this asset, please provide a separate note that contains tabular data detailing the gross amounts of each transaction (component) that generated this asset with an offsetting amount of accumulated amortization expense so that the net amount of the asset reconciles to the consolidated balance sheet. You should supplement the table with a narrative discussion in the note of each of the significant transactions. As the Exhibition International ("EI") acquisition discussed in note 3 generated a portion of this asset, you can solely cross-reference to
that note as the narrative disclosure for that transaction.   In
addition, please completely and clearly provide disclosure of (i) the accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition;
(ii)
the methodology for amortizing this asset; and (iii) how such estimated useful lives were determined for each component of this asset. Additionally, please explain to us why the amounts related to the acquisition of Exhibitions International, LLC, as disclosed in the statement of cash flows and provided in your response to comment
9 do not agree with the amounts disclosed in Note 3 to the interim financial statements as of November 30, 2005. Please resolve all inconsistencies.

12. We note your prepaid expenses and other current assets balance has increased significantly from August 31, 2005. Please provide us with a detail of prepaid expenses and other current assets included on the balance sheet as of November 30, 2005. Please revise your filing to state separately, in the balance sheet or in a note to the financial statements, any amounts greater than 5% of the total current assets. See Rule 5-02.8 of Regulation S-X.

13. The amount of Cash and Cash Equivalents is a material asset representing approximately 25% of total assets. In the notes, please include disclosure of the significant component(s) that comprise this asset as well as any concentration of credit risk associated with this financial instrument as provided in paragraph 531(d) of SFAS 133.

Note 4. Sale of Carapathia Interest

14. We note your disclosure that on November 30, 2005 you sold a
3%
ownership interest in the RMS Carapathia and you recorded a gain of
$459,000 on the statement of operations. Please explain to us how you calculated the gain recognized. Also, please explain your accounting basis for recording a gain on the sale considering that your disclosure in the Form 8-K filed April 10, 2006 the agreement was terminated. Please add disclosure of this termination to the subsequent events note to the interim financial statements. In connection with the termination of this agreement, it appears that your November 30, 2005 consolidated financial statements filed in the
Form 10-Q should be amended to reverse or eliminate the gain recognition recognized on this transaction. Additionally, please revise the statement of operations to present all gains and losses on the sale of fixed assets as operating income. See paragraph 45 of SFAS No. 144.

General

15. As the registrant does not meet the condition in Rule 3-10(g)(2)(ii) of Regulation S-K, the Company should provided updated audited consolidated financial statements for the fiscal year ending
February 28, 2006 if the registrant is not declared effective by April 14, 2006 in an amended registration statement.

16. A manually signed, currently dated consent of the independent public accountant should be furnished in the amended registration statement.

Exhibit B:  March 11, 2003 Comment Letter

17. We note from your response to our prior comment 41 in Exhibit B that you believe that since the gain on disposal of the Danepath Ltd.
subsidiary was reflected in the February 28, 2002 financial statements, you do not believe it is relevant to readers of the current filing. However, because there was a question as to the timing of the gain recognition and why it was not recorded in fiscal
2003, we are reissuing this comment in part. In this regard, please tell us why a gain on disposal of the Danepath subsidiary was reflected in your February 28, 2002 financial statements if the sale transaction did not occur until April 2, 2002. Also, please explain the rationale for the gain recognition considering that only a minimal cash payment of $100,000 was received in connection with the transaction with the remainder financed by a note from the buyer. Refer to the guidance outlined in SAB Topic 5:E. We may have further comment upon receipt of your response.

* * * * * * * * * * * * * * * * * * * * * * *

File an amendment to the S-1 and in response to the comments. To expedite our review, Premier Exhibitions may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Premier
Exhibitions thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Arnie Geller
Premier Exhibitions, Inc.
April 13, 2006
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